UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 18)

SEACOR HOLDINGS INC.

(Name of Subject Company (Issuer))

SAFARI MERGER SUBSIDIARY, INC.

(Names of Filing Persons (Offeror))

a wholly owned subsidiary of

SAFARI PARENT, INC.

(Names of Filing Persons (Parent of Offeror))

AMERICAN INDUSTRIAL PARTNERS CAPITAL FUND VII, L.P.

AIPCF VII, LLC

(Names of Filing Persons (Other Persons))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

811904101

(CUSIP Number of Class of Securities)

c/o American Industrial Partners

Jason Perri

450 Lexington Avenue, 40th Floor

New York, NY, 10017

notices@americanindustrial.com

(212) 916-8171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Daniel S. Evans

Ropes & Gray LLP

1211 Avenue of Americas

New York, NY 10036

(212) 596-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$849,496,422.62	$92,680.06

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 20,372,799 outstanding shares of common stock, par value $0.01 per share (the “Shares”), of SEACOR Holdings Inc. (“SEACOR”) multiplied by $41.50, and (ii) 1,600,613 Shares issuable pursuant to outstanding “in-the-money” stock options multiplied by an amount equal to $41.50 minus the exercise price for such options. The calculation of the filing fee is based on information provided by SEACOR as of December 16, 2020.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.00010910.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$92,680.06	Filing Party:	Safari Merger Subsidiary, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	December 18, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 18 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Safari Merger Subsidiary, Inc., a Delaware corporation (“Purchaser”), Safari Parent, Inc., a Delaware corporation (“Parent”), American Industrial Partners Capital Fund VII, L.P., a Delaware limited partnership (“AIP Fund VII”) and AIPCF VII, LLC, a Delaware limited liability company and the general partner of AIP Fund VII, with the U.S. Securities and Exchange Commission on December 18, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser, a wholly owned subsidiary of Parent which is controlled by affiliates of AIP Fund VII, to purchase all outstanding shares of common stock, $0.01 par value per share (“Shares”), of SEACOR Holdings Inc., a Delaware corporation (“SEACOR”), at a price of $41.50 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated December 18, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(G), respectively. This Amendment is being filed on behalf of AIPCF VII, LLC, AIP Fund VII, Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Schedule TO

The following paragraph is added to Item 11 of the Schedule TO: “On April 11, 2021, SEACOR, Parent and Purchaser entered into the First Amendment to the Agreement and Plan of Merger, which is attached hereto as Exhibit (d)(6) and incorporated herein by reference.”

The following paragraph is added to Items 1, 4 and 11 of the Schedule TO: “On April 12, 2021, Purchaser extended the expiration of the Offer until 5:00 p.m., Eastern Time, on April 14, 2021. The Depository has indicated that, as of 5:00 p.m. Eastern Time on April 9, 2021, a total of 14,428,458 Shares, representing 70.2% of the outstanding Shares, had been tendered. Of these Shares, 12,857,350 Shares, representing 62.6% of the outstanding Shares, were tendered physically or by book-entry, and 1,571,108 shares, representing 7.6% Shares were tendered pursuant to guaranteed delivery procedures, and the actual delivery of Shares in excess of the minimum tender condition is required in order for Purchaser to accept for payment all Shares tendered. Accordingly, the Offer has been extended until 5:00 p.m. on Wednesday, April 14, 2021 in order for the requisite number of these tendered Shares to be delivered either physically or by book entry, and SEACOR and Purchaser have agreed to extend the End Date under the Merger Agreement to Friday, April 16, 2021. In connection with these actions, Purchaser has agreed to pay SEACOR, on each day on which it announces an extension of the Offer following April 11, 2021, an extension fee of $1,250,000 per each calendar day of the extension of the Offer from the last scheduled extension of April 9, 2021 (for a total amount of $8,750,000 if the Offer is extended through April 16, 2021). The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(Q) and incorporated herein by reference.”

Offer to Purchase

The information set forth in the Offer to Purchase set forth below and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

•

The Offer is extended to, and will expire, at 5:00 p.m., Eastern Time, on April 14, 2021. As a result, the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) and Form of Summary Advertisement (Exhibit (a)(1)(F)) are hereby amended by replacing all references to “5:00 p.m., Eastern Time, on April 9, 2021” with “5:00 p.m., Eastern Time, on April 14, 2021”.

•

The End Date has been amended to be April 16, 2021. As a result, the Offer to Purchase (Exhibit (a)(1)(A)) and Form of Summary Advertisement (Exhibit (a)(1)(F)) are hereby amended by replacing all references to April 5, 2021 with April 16, 2021.

•

All references to delivery of Shares through guaranteed delivery procedures and the Form of Notice of Guaranteed Delivery are hereby removed from the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Form of Summary Advertisement (Exhibit (a)(1)(F)).

•

Section 10 – “Background of the Offer; Contacts with SEACOR” in the Offer to Purchase is hereby amended and supplemented by adding the following after the last paragraph under the subheading “Background of the Offer and the Merger”:

“After commencement of the Offer and in consultation with SEACOR, Purchaser extended the Offer through multiple extensions until April 9, 2021 to allow shareholders additional time to tender their Shares and to reach the Minimum Tender Condition. SEACOR provided Purchaser with its consent for the extensions after April 5, 2021 until April 9, 2021.

From the evening of April 9, 2021 through April 11, 2021, AIP, Ropes & Gray, Milbank and SEACOR had discussions regarding the best approach to take in order to close the Offer and Merger. Following these discussions, in order to achieve these objectives, AIP and SEACOR agreed (i) to extend the Expiration Date to April 14, 2021, (ii) to extend the End Date to April 16, 2021, (iii) to remove the ability to tender shares through guaranteed delivery procedures and (iv) for Purchaser to pay SEACOR an extension fee of $1,250,000 per each calendar day of the extension of the Offer from the last scheduled extension of April 9, 2021. During this period, Milbank and Ropes & Gray exchanged drafts of the First Amendment to the Merger Agreement and an Affirmation of Limited Guarantee. Parent also provided to Milbank, and Milbank reviewed, Parent’s amended and restated Debt Commitment Letters, which extended the commitment, among other things. Parent, Purchaser and SEACOR signed the First Amendment to the Merger Agreement and Affirmation of Limited Guarantee on April 11, 2021. Early in the morning of April 12, 2021, and prior to the opening of the U.S. stock markets, AIP, Purchaser and SEACOR issued a joint press release publicly disclosing entry into the First Amendment to the Merger Agreement and the extension of the Offer.”

•

Section 11—“Purpose of the Offer and Plans for SEACOR; Summary of the Merger Agreement and Certain Other Agreements” in the Offer to Purchase is hereby amended and supplemented by adding the following as the last paragraph under the subheading “Merger Agreement”:

“Amendment to Merger Agreement. SEACOR, Parent and Purchaser entered into that certain First Amendment to the Agreement and Plan of Merger on April 11, 2021 (the “Merger Agreement Amendment”). The following summary of certain provisions of the Merger Agreement Amendment are qualified by reference to the Merger Agreement Amendment itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement Amendment as Exhibit (d)(6). The Merger Agreement Amendment provides that: (i) the End Date was amended to be April 16, 2021 and (ii) that Purchaser will, on each day on which it announces an extension of the Offer following April 11, 2021, pay to the Company by wire transfer of immediately available funds, an extension fee of $1,250,000 per each calendar day of the extension of the Offer from the last scheduled extension of April 9, 2021 (for a total amount of $8,750,000 if the Offer is extended through the End Date).”

•

Section 11—“Purpose of the Offer and Plans for SEACOR; Summary of the Merger Agreement and Certain Other Agreements” in the Offer to Purchase is hereby amended and supplemented by adding the following as the last paragraph under the subheading “Other Agreement – Limited Guarantee”: “AIP Fund VII provided SEACOR with an Affirmation of Limited Guarantee simultaneously with execution of the Merger Agreement Amendment, dated as of the date of the Merger Agreement Amendment, pursuant to which AIP Fund VII stated the Limited Guarantee will remain in full force and effect and provided that the Limited Guarantee shall be amended to the extent necessary to provide that the obligation to pay the extension fee pursuant to the Merger Agreement Amendment shall be considered a “Guaranteed Obligation” under the Limited Guarantee. The Affirmation of Limited Guarantee is incorporated hereby by reference and attached as Exhibit (d)(7).”

•	Section 12—“Source and Amount of Funds” in the Offer to Purchase is hereby amended by adding the following as the last paragraph under the subheading “Debt Financing”:

“Parent entered into an amended and restated Debt Commitment Letter (“A&R Debt Commitment Letter”) on April 11, 2021. The following summary of certain provisions of the A&R Debt Commitment Letter are qualified by reference to the A&R Debt Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the A&R Debt Commitment Letter as Exhibit (d)(8). The A&R Debt Commitment Letter amends the Debt Commitment Letter as set forth below:

(i) the commitment amount under the Term Loan Facility was increased from $395.60 million to $415.60 million;

(ii) the Term Loan Facility’s incremental basket was reduced by $20 million in connection with the commitment increase described in clause (i) above;

(iii) the proceeds of the ABL Facility can be used to pay for up to $5 million of the equity purchase price or extension fees; and

(iv) the expiration date for the commitments was amended to be April 27, 2021, instead of five business days after the End Date.”

•	The Letter of Transmittal is amended and restated in its entirety as attached hereto as Exhibit (a)(1)(G).

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended by adding the following exhibits:

Index No.

(a)(1)(G)	Amended Form of Letter of Transmittal

(a)(5)(Q)	Joint Press Release issued by American Industrial Partners, Purchaser and SEACOR on April 12, 2021.

(d)(6)	First Amendment to Agreement and Plan of Merger, dated as of April 11, 2021, by and among SEACOR, Parent and Purchaser.

(d)(7)	Affirmation of Limited Guarantee, dated as of April 11, 2021, delivered by American Industrial Partners Capital Fund VII, L.P. in favor of SEACOR.

(d)(8)	Amended and Restated Debt Commitment Letter, dated as of April 11, 2021, by and among HPS Investment Partners, LLC, Ally Bank and Parent.

Item 12 of the Schedule TO is hereby amended by removing the following exhibit:

Index No.
(a)(1)(C) *	Form of Notice of Guaranteed Delivery.

Index No.

(a)(1)(A) *	Offer to Purchase, dated as of December 18, 2020.

(a)(1)(B) *	Form of Letter of Transmittal.

(a)(1)(D) *	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) *	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F) *	Form of Summary Advertisement, published December 18, 2020 in The Wall Street Journal.

(a)(1)(G)	Amended Form of Letter of Transmittal

(a)(5)(A)	Joint Press Release dated as of December 7, 2020, issued by SEACOR and Parent on December 7, 2020, incorporated herein by reference to Exhibit 99.1 to SEACOR’s Current Report on Form 8-K as filed with the United States Securities and Exchange Commission on December 7, 2020 (File No. 001—12289).

(a)(5)(B) **	Press Release issued by American Industrial Partners on January 22, 2021.

(a)(5)(C) **	Press Release issued by American Industrial Partners on February 5, 2021.

Index No.

(a)(5)(D) **	Press Release issued by American Industrial Partners on February 16, 2021.

(a)(5)(E) **	Press Release issued by American Industrial Partners on February 22, 2021.

(a)(5)(F) **	Press Release issued by American Industrial Partners on March 1, 2021.

(a)(5)(G) **	Press Release issued by American Industrial Partners on March 8, 2021.

(a)(5)(H) **	Press Release issued by American Industrial Partners on March 8, 2021.

(a)(5)(I) **	Press Release issued by American Industrial Partners on March 15, 2021.

(a)(5)(J) **	Press Release issued by American Industrial Partners on March 22, 2021.

(a)(5)(K) **	Press Release issued by American Industrial Partners on March 29, 2021.

(a)(5)(L) **	Press Release issued by SEACOR on March 25, 2021.

(a)(5)(M) **	Press Release issued by American Industrial Partners on April 1, 2021.

(a)(5)(N) **	Press Release issued by American Industrial Partners on April 6, 2021.

(a)(5)(O) **	Press Release issued by American Industrial Partners on April 7, 2021.

(a)(5)(P) **	Press Release issued by American Industrial Partners on April 8, 2021.

(a)(5)(Q)	Joint Press Release issued by American Industrial Partners, Purchaser and SEACOR on April 12, 2021.

(d)(1)	Agreement and Plan of Merger, dated as of December 4, 2020, among SEACOR, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SEACOR with the Securities and Exchange Commission on December 7, 2020).

(d)(2)	Non-Disclosure Agreement, dated as of August 7, 2020 by and between SEACOR and AIP, LLC (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by SEACOR with the Securities and Exchange Commission on December 18, 2020).

(d)(3) *	Limited Guarantee, dated as of December 4, 2020, delivered by American Industrial Partners Capital Fund VII, L.P. in favor of SEACOR.

(d)(4) *	Debt Commitment Letter, dated as of December 4, 2020, by and among HPS Investment Partners, LLC, Ally Bank and Parent.

(d)(5) *	Equity Commitment Letter, dated as of December 4, 2020, from American Industrial Partners Capital Fund VII, L.P. to Parent.

(d)(6)	First Amendment to Agreement and Plan of Merger, dated as of April 11, 2021, by and among SEACOR, Parent and Purchaser.

(d)(7)	Affirmation of Limited Guarantee, dated as of April 11, 2021, delivered by American Industrial Partners Capital Fund VII, L.P. in favor of SEACOR.

(d)(8)	Amended and Restated Debt Commitment Letter, dated as of April 11, 2021, by and among HPS Investment Partners, LLC, Ally Bank and Parent.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on December 18, 2020 as an exhibit to the Schedule TO.
**

Previously filed on January 22, 2021, February 5, 2021, February 16, 2021, February 22, 2021, March 1, 2021, March 8, 2021, March 15, 2021, March 22, 2021, March 29, 2021, April 1, 2021, April 6, 2021, April 7, 2021 or April 8, 2021 as an exhibit to the Schedule TO-T/A filed on such date.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2021

SAFARI MERGER SUBSIDIARY, INC.

By:	/s/ TONI RINNEVAARA
Name: Toni Rinnevaara
Title: Vice President

SAFARI PARENT, INC.

By:	/s/ TONI RINNEVAARA
Name: Toni Rinnevaara
Title: Vice President

AMERICAN INDUSTRIAL PARTNERS CAPITAL FUND VII, L.P.

By: AIPCF VII, LLC, its general partner

By:	/s/ STANLEY EDME
Name: Stanley Edme
Title: Managing Member

AIPCF VII, LLC

By:	/s/ STANLEY EDME
Name: Stanley Edme
Title: Managing Member